Exhibit 99.1

Press Release
Your Contacts:
Corinne Hoff Aventis Global Media Relations Tel.: +33 (0) 3 88 99 19 16 Corinne.Hoff@aventis.com	Lisa Kennedy Aventis US Communications Tel.: +1 908-243-6361 Lisa.A.Kennedy@aventis.com
Bethann Coyle Aventis Global Product Communications Tel.: +1 908-231-5824 Bethann.Coyle@aventis.com	Marisol Peron Aventis US Communications Tel.: +1 908-243-7592 Marisol.Peron@aventis.com

Aventis Announces Five-Year ORIGIN Trial To Investigate Reduction in Heart Disease Risk With LANTUS® Insulin

Strasbourg, France, February 17, 2004—Aventis announced today that the ORIGIN (Outcome Reduction with Initial Glargine Intervention) trial has entered the active recruitment phase and has enrolled 406 patients to date. The trial is the first major clinical study to help determine whether the use of LANTUS® (insulin glargine [rDNA origin] injection)—a 24-hour basal insulin analogue—can reduce the incidence of cardiovascular events such as heart attack and stroke in people with early diabetes or pre-diabetes who are at high risk for cardiovascular disease. The five-year trial, led by Hertzel Gerstein and Salim Yusuf at the Population Health Research Institute, McMaster University and Hamilton Health Sciences in Hamilton, Ontario, Canada, and sponsored by Aventis, will include 10,000 participants from 600 sites in more than 35 countries.

"ORIGIN should help us understand the impact of metabolic factors, including impaired glucose metabolism, on long-term and potentially devastating cardiovascular complications," said Frank Douglas, Executive Vice President of Drug Innovation & Approval and a member of the Management Board of Aventis. "This trial is an important step forward in addressing many of the questions facing clinicians as the medical community moves into an era of preventive medicine, and will study best practices for use of a true basal insulin like LANTUS®."

Diabetes is strongly associated with increased risk for cardiovascular events like myocardial infarction (heart attack) and stroke. Milder degrees of elevation of blood glucose that do not meet diagnostic criteria for diabetes, like impaired fasting glucose (IFG) and impaired glucose tolerance (IGT)—collectively, pre-diabetes—are also associated with increased risk for micro- and macro-vascular damage. "Dysglycemia" refers to blood glucose elevations that are associated with increased risk for cardiovascular (CV) events. The ORIGIN trial will evaluate the effectiveness of LANTUS® compared with standard management of blood glucose elevations in reducing cardiovascular morbidity and mortality in people with dysglycemia.

Worldwide, approximately 194 million people have diabetes mellitus. Type 2 diabetes, which accounts for some 90 percent of all diabetes cases, is the result of a disease process that may adversely affect health long before the diagnosis of diabetes. A greater number of people worldwide have pre-diabetes, including an estimated 20 million people in the United States alone. Pre-diabetes confers an increased risk of both progressing to type 2 diabetes and developing cardiovascular disease.

Study participants (IFG, IGT, or early diabetes) will be selected based on evidence of increased risk for future cardiovascular events. Individuals must have at least one high-grade cardiovascular risk factor such as a microalbuminuria or left ventricular hypertrophy, or a previous cardiovascular event such as a myocardial infarction or stroke. Participants will be randomly assigned to receive either LANTUS® or standard care for their dysglycemia. The importance of diet and lifestyle modification will be emphasized to participants in both of these treatment arms. The ORIGIN trial should provide critical new data on the effects LANTUS® may have to reduce cardiovascular risk in both people with diabetes and people with pre-diabetes.

Other objectives of the ORIGIN study include determining whether treatment with LANTUS® can reduce all-cause mortality, the incidence of diabetic microvascular complications (in which small blood vessels in the eyes, kidneys or nervous system are damaged), or the rate of progression to type 2 diabetes in people with IFG or IGT. The study will also investigate whether Omacor® (omega-3-acid ethyl esters 90) can reduce cardiovascular mortality in people with impaired fasting glucose, impaired glucose tolerance or early type 2 diabetes. Omacor® is manufactured by Pronova Biocare based in Norway. Patients will be assigned to receive one capsule daily of Omacor® or placebo throughout the duration of the study, independently of their treatment assignment to LANTUS® or standard treatment for hyperglycemia.

About LANTUS®

LANTUS® (insulin glargine [rDNA origin] injection) is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients (6 years of age and older) with type 1 diabetes mellitus. LANTUS® demonstrates a slow, prolonged absorption and a relatively constant concentration/time profile over 24 hours.

LANTUS® MUST NOT BE DILUTED OR MIXED WITH ANY OTHER INSULIN OR SOLUTION. If mixed or diluted, the solution may become cloudy, and the onset of action/time to peak effect may be altered in an unpredictable manner.

The adverse events commonly associated with LANTUS® include the following: hypoglycemia, lipodystrophy, skin reactions (such as injection-site reaction, pruritus, rash), and allergic reactions. Hypoglycemia is the most common adverse effect of insulins, including LANTUS®. For full prescribing information, please visit: www.lantus.com.

About Aventis' Diabetes Products

Lantus® (insulin glargine [rDNA origin] injection), which was launched in Germany in 2000, in the U.S. in 2001, in the UK and Ireland in 2002, and in France and Japan and over 40 other countries in 2003, is expected to become the flagship of the Aventis diabetes portfolio. This novel basal insulin analogue with no pronounced peaks, which provides 24-hour basal glucose control while being administered just once per day, generated sales of € 487 million in 2003. The global rollout of Lantus® will continue in 2004. In addition to Lantus®, Aventis also offers Amaryl® (glimepiride tablets), a once-daily oral sulfonylurea as an adjuvant to diet and exercise that lowers blood glucose levels in type 2 diabetes. Amaryl® generated global sales of € 596 million in 2003. The Insuman® family of insulins generated sales of € 176 million globally in 2003.

Pipeline products include Exubera® (human insulin powder), currently in phase III clinical trials, which is being developed in partnership with Pfizer, Inc., and DiaPep277™, a licensed compound that is under investigation in phase I/II clinical trials for the treatment of type 1 diabetes and Latent Auto-immune Diabetes of the Adult (LADA) which is being developed in cooperation with Peptor.

Apidra™ (insulin glulisine [rDNA origin] injection), an injectable rapid-acting insulin analogue was submitted for registration in the European Union and the United States in June 2003. Also in June 2003, Aventis signed a licensing agreement with Zealand for the development and worldwide commercialization of AVE-0010, a GLP-1 (glucagon-like peptide-1) receptor agonist of the exendin class currently in phase I/II.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report—"Document de Référence"—on file with the "Commission des Opérations de Bourse" in France, recently renamed "Autorité des marchés financiers".